UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Prometheus Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

74349U108

(CUSIP Number)

Nestlé S.A.

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel

Facsimile: 011-41-21-924-2821

with a copy to:

David A. Carpenter, Esq.

Mayer Brown, LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2195

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74349U108

1.	NAME OF REPORTING PERSON: Nestlé Health Science US Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 2,085,841
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 2,085,841

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,085,841
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.36%
12.	TYPE OF REPORTING PERSON: CO

CUSIP No. 74349U108

1.	NAME OF REPORTING PERSON: Société des Produits Nestlé S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 3,730,841
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 3,730,841

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,730,841
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.58%
12.	TYPE OF REPORTING PERSON: CO

CUSIP No. 74349U108

1.	NAME OF REPORTING PERSON: Nestlé S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 3,730,841
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 3,730,841

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,730,841
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.58%
12.	TYPE OF REPORTING PERSON: CO

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Prometheus Biosciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9410 Carroll Park Drive

San Diego, California 92121

Item 2(a).	Name of Person Filing:

Nestlé Health Science US Holdings, Inc. (“NHS”)

Société des Produits Nestlé S.A. (“SPN”)

Nestlé S.A. (“Nestlé”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal executive office of NHS is 1812 North Moore Street Arlington, VA 22209.

The principal executive office of SPN and Nestlé is Avenue Nestlé 55, CH-1800, Vevey Switzerland.

Item 2(c).	Citizenship:

NHS is a corporation organized under the laws of the State of Delaware.

SPN and Nestlé are société anonyme organized under the laws of Switzerland.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

74349U108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentage is based upon a total of 38,939,220 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ending September 30, 2021, as filed with the Securities and Exchange Commission on November 12, 2021.

Includes (i) 2,085,841 shares of common stock held by NHS and (ii) 1,645,000 shares of common stock held by SPN. Each of (a) SPN, an indirect parent of NHS, and (b) Nestlé S.A., the ultimate parent of each of NHS and SPN, has shared voting power and shared dispositive power with respect to the 2,085,841 shares held by NHS. Each of (x) SPN and (y) Nestlé S.A. has shared voting power and shared dispositive power with respect to the 1,645,000 shares held by SPN.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

Exhibit I	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2022

NESTLÉ HEALTH SCIENCE US HOLDINGS, INC.

By:	/s/ Andrew Glass
Name: Andrew Glass Title: Secretary

SOCIETE DES PRODUITS NESTLE S.A.

By:	/s/ Claudio Kuoni
Name: Claudio Kuoni Title: Vice President

NESTLÉ S.A.

By:	/s/ Gregory Behar
Name: Gregory Behar Title: Deputy Executive Vice President